UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 31, 2025, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), entered into a supplement to letter agreement (the “BPLLC Engagement Letter Supplement”) with Bevilacqua PLLC, the Company’s outside securities counsel (“BPLLC”). The BPLLC Engagement Letter Supplement amended and supplemented that certain engagement agreement, dated October 30, 2024, between BPLLC and the Company. Under the BPLLC Engagement Letter Supplement, the Company agreed that the Company was obligated to pay BPLLC $395,502.28 for services rendered to the Company through November 30, 2025 by BPLLC (the “Outstanding Fees”). The BPLLC Engagement Letter Supplement provided that BPLLC agreed to deduct $200,000 from the Outstanding Fees, provided that on the date of the BPLLC Engagement Letter Supplement, the Company issued BPLLC a five-year warrant (the “BPLLC Warrant”) to purchase an aggregate of 71,429 Class A ordinary shares of the Company with a nominal value of $0.0035 each (“Class A Ordinary Shares”).

The BPLLC Warrant has an exercise price of $0.88 per share and provides for demand registration rights with respect to the Class A Ordinary Shares issuable upon exercise of the BPLLC Warrant (the “Warrant Shares”). In addition, the Company and BPLLC agreed to a volume cap on dispositions of the Warrant Shares, pursuant to which the holder of the BPLLC Warrant may not sell, transfer, or otherwise dispose of Warrant Shares on any trading day if such disposition would cause the holder’s total sales of Class A Ordinary Shares to exceed 10% of that day’s aggregate trading volume on the Company’s primary trading market.

The Company’s Chief Executive Officer, John-Paul Backwell, stated: “This agreement is part of our effort to reduce the burden on the Company’s cash balance with a close partner.”

The BPLLC Warrant and the BPLLC Engagement Letter Supplement are furnished as Exhibit 4.1 and Exhibit 10.1 to this Report on Form 6-K, respectively, and the description above is qualified in its entirety by reference to the full text of such exhibits.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-287226, 333-289429, 333-286198, 333-286202, 333-251990, 333-264714, and 333-276880) and Form S-8 (File Nos. 333-258543 and 333-291732) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
4.1	Class A Ordinary Share Purchase Warrant issued on December 31, 2025
10.1	Supplement to Engagement Letter, dated as of December 31, 2025, between Bevilacqua PLLC and Fusion Fuel Green PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: January 8, 2026	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer